Exhibit 99.1

Semantix Announces 3Q 2023 Financial Results
Gross margin improved 14 p.p. to 62% and Proprietary SaaS Revenue increased 41% in the 3Q23 compared to 3Q22

November 8, 2023
SÃO PAULO — (GLOBE NEWSWIRE) – November 8, 2023 - Semantix, Inc. (NASDAQ: STIX), a leading Latin American enterprise AI platform and applications provider, today announced its financial results for the third quarter ended September 30, 2023.
"We're excited to report another quarter of substantial year-over-year growth in our proprietary SaaS offerings, primarily driven by the success of our AI applications, especially within the specific industry sectors we've prioritized. We continue to see promising growth opportunities in these areas," shared Leonardo Santos, CEO and Founder of Semantix. "This positive shift in our revenue mix, alongside strategic decisions aimed at ensuring our business's sustainability, is evident in Semantix's highest-ever quarterly gross margin of 62%. In line with our commitment to sound financial management, we're pleased to announce our goal of achieving positive operational cash flow by 2024, underscoring the significant impact of our AI applications."
Third Quarter 2023 Financial Highlights
•Proprietary SaaS revenue for the third quarter of 2023 grew 41% year-over-year.
•Gross margin improved 14 percentage points year-over-year to 62% in the third quarter of 2023, reflecting the higher share of Proprietary SaaS in Semantix's revenue mix.
•Net revenue for the third quarter of 2023 of R$40 million, reflecting a decrease of 51% year-over-year as compared to the third quarter of 2022.
•Semantix had 10 customers in the third quarter of 2023 each contributing more than US$1 million in revenue in the last twelve months.
•Adjusted EBITDA loss in the third quarter of 2023 was R$17 million. Cash and cash equivalents of R$111 million as of September 30, 2023. Net cash (net of the loans and borrowings) was R$57 million as of September 30, 2023.

Key Business Highlights
•Cash Management and Enhanced Efficiency: Semantix has proactively identified new avenues to reduce cash outflows, achieving a remarkable reduction of over 30% in annualized costs1 and expenses, as compared to June 2023. As a result, Semantix expects to achieve operational cash break-even status by 2024.
1 – do not consider Resale of Third-party Software related costs.
•Product Development:
•Semantix has introduced an advanced integrated solution for the retail industry. The first module, already available, is meticulously crafted to elevate the customer journey by gathering and analyzing data from e-commerce and digital marketing channels. This, in turn, empowers retailers to enhance the overall shopping experience. Importantly, this product finds its strategic placement within those retailers who have already a data integration solution in place. Moreover, this comprehensive solution provides retailers with actionable intelligence derived from their data, granting them a competitive advantage in comprehending customer behavior and staying attuned to emerging market trends.
•Semantix introduced ChatPharma, a cutting-edge application that empowers pharmaceutical industry executives to query Semantix's unique health data set by using generative AI, facilitating rapid access to insights, including tables and charts developed by GenAI.

•Semantix has successfully integrated four AI algorithms into its health applications within hospital operations. These algorithms were implemented during the third quarter and have significantly improved the competitiveness of Semantix's products while maintaining minimal cost impact.
•Semantix has extended its GenAI Hub offering by incorporating multiple LLMs, reinforcing its truly multi-generative AI nature. The company now features specialized LLM models for a diverse range of tasks, from source code generation to natural language understanding and inference, among others. By synergizing these models, Semantix can create agents that harness the strengths of each LLM available. Beyond its appeal to Semantix's customers, the GenAI Hub also streamlines the development of Semantix's AI applications. Semantix’s GenAI hub creates an abstraction layer for companies to apply GenAI within their own infrastructure in a much simpler and secure way. The company is currently involved in numerous application development and testing initiatives in collaboration with its valued clients.

3Q23 Financial Metrics
(In BRL million, except for percentages)

	3Q 2023	3Q 2022	Y/Y Change	9M 2023	9M 2022	Y/Y Change
Net Revenue	R$40	R$81	(51)%	R$128	R$166	(23)%
Gross Profit	R$25	R$39	(36)%	R$64	R$67	(4)%
Gross Margin	62%	48%	14 pp	50%	40%	10 pp
Loss for the period	R$(29)	R$(204)	(86)%	R$(112)	R$(293)	(62)%
Adjusted EBITDA	R$(17)	R$(6)	183%	R$(75)	R$(42)	79%
Adjusted EBITDA Margin	(43)%	(8)%	(35 pp)	(59)%	(25)%	(34 pp)

	Sep 30, 2023	Dec 31, 2022	Change
Cash and Cash Equivalents	R$111	R$338	(67)%
Net Cash (Debt)	R$57	R$259	(78)%

Financial Outlook
Semantix has been closely monitoring market conditions and have recalibrated its strategic priorities towards achieving operational cash break-even by 2024. In this context, the company has decided not to provide specific revenue guidance for the rest of the year.
Conference Call and Webcast Information
Semantix will host a conference call today, November 8, 2023, at 8:30 a.m. Eastern Time to discuss its financial results and financial outlook. The conference call will be webcast live on Semantix’s Investor Relations website at ir.semantix.ai/news-events/events. Parties interested in participating via telephone may register using this online form. Upon registration, all telephone participants will receive the dial-in number along with a unique PIN number that can be used to access the call. A replay of the conference call webcast will be archived on Semantix’s Investor Relations website for at least 30 days.

Forward-Looking Statements
This report on form 6-K (“6-K”) contain forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this 6-K including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, cash and cash equivalents and net cash (debt); the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including as a result of the policies and actions of the new administration in Brazil following the 2022 presidential election. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).
Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this 6-K, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this 6-K are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this 6-K, and, while considered reasonable by Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.
Nothing in this 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this 6-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. This 6-K also contains certain financial forecast information of Semantix. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this 6-K, and the inclusion of such information in this 6-K should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. You must make your own determinations as to the reasonableness of these projections, estimates, goals, trends and other statements and should also note that if one or more estimates change, or one or more assumptions are not met, or one or more unexpected events occur, the performance and results set forth in such projections, estimates, goals, trends and other statements may not be achieved. We can give no assurance as to future operations, performance, results or events.
WE DO NOT UNDERTAKE ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, ANY FINANCIAL FORECASTS CONTAINED HEREIN TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS. HOWEVER, WE MAY ELECT TO UPDATE OUR BUSINESS OUTLOOK AT ANY TIME FOR ANY REASON.
Non-GAAP Financial Measures
This 6-K includes certain non-IFRS financial measures and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and net cash (debt). These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain expenses with share based plan expenses, D&O insurance, gains from fair value of Semantix’s warrants and concentrated expenses of an extraordinary nature incurred in connection with our completed business combination with a SPAC occurred in 2022 and the earn-out compensation related to our acquisitions. In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies
Other Business Metrics
Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while resale of third-party Software consists of the resale of licenses from third-party data platform software providers.
Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of September 30, 2023. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Net Cash (Debt): Net cash (debt) reflects Semantix’s cash and cash equivalents balance at a given date in time, net of the loans and borrowings balance as of the same date.

Semantix, Inc.
Unaudited Consolidated Statement of Profit or Loss
(in BRL thousands)

	Three Months Ended, Sep 30		Nine Months Ended, Sep 30
	2023	2022	2023	2022
Revenues	40,041	80,638	127,723	166,180
Cost of sales	(15,214)	(41,563)	(63,365)	(99,356)
Gross profit	24,827	39,075	64,358	66,824
Operating expenses
Sales and marketing expenses	(12,203)	(13,466)	(39,407)	(38,296)
General and administrative expenses	(29,788)	(37,359)	(106,091)	(64,278)
Research and development	(13,370)	(4,127)	(34,692)	(24,692)
Listing expenses and Others	—	(198,733)	—	(231,312)
Operating loss	(30,534)	(214,610)	(115,832)	(291,754)

Financial income	4,434	23,272	24,284	29,902
Financial expenses	(2,669)	(12,284)	(20,833)	(31,492)
Net financial results	1,765	10,988	3,451	(1,590)

Loss before income tax	(28,769)	(203,622)	(112,381)	(293,344)
Income tax	358	4,102	112	7,674
Loss for the period	(28,411)	(199,520)	(112,269)	(285,670)

Semantix, Inc.
Unaudited Revenue Mix
(in BRL thousands)

	Three Months Ended, September 30		Nine Months Ended, September 30
	2023	2022	2023	2022
Third-party software	21,321	64,363	71,791	116,609
Deductions on third-party software	(2,573)	(7,243)	(7,917)	(12,186)
Revenue from Third-party software	18,748	57,120	63,874	104,423

AI & data analytics services	6,827	13,998	24,658	33,074
Deductions on AI & data analytics services	(459)	(987)	(1,653)	(2,237)
Revenue from AI & data analytics services	6,368	13,011	23,005	30,837

Proprietary software as a service (SaaS)	15,925	11,192	43,425	33,031
Deductions on proprietary software as a service (SaaS)	(1,151)	(685)	(3,044)	(2,114)
Revenue from proprietary software as a service (SaaS)	14,774	10,507	40,381	30,917

Other revenue	151	—	463	3

Total revenue	40,041	80,638	127,723	166,180

Semantix, Inc.
Unaudited Consolidated Statement of Cash Flows
(in BRL thousands)

	Nine months ended September 30
	2023	2022
Loss for the period	(112,269)	(285,670)
Adjustments to reconcile loss for the period	26,630	219,450
Depreciation and amortization of property and equipment and right-of-use assets and intangible assets	23,755	12,324
Onerous contract	(5,274)	(7,772)
(Reversal of) Provision for contingencies, net	(3,109)	1,360
Interest accrued	7,486	23,236
Other adjustments	3,772	190,302

Change in operating assets and liabilities	(27,666)	(34,281)
Trade and other receivables	10,326	(57,969)
Tax receivables	(651)	(1,718)
Prepaid expenses and other assets	7,041	(20,841)
Account payables and accrued expenses	(59,389)	41,885
Taxes payable	(2,817)	6,626
Deferred consideration, contingent liabilities and others	17,824	(2,264)
Cash used in operations	(113,305)	(100,501)
Interest paid	(2,790)	(33,895)
Net cash outflow from operating activities	(116,095)	(134,396)
Purchase and development of intangible assets	(28,057)	(23,919)
Acquisition of subsidiaries net of cash acquired	(24,386)	(24,143)
Acquisitions of property and equipment	(175)	(507)
Net cash outflow from investment activities	(52,618)	(48,569)
Loans obtained	—	122,015
Proceeds from exercise of stock options	477	276
Acquisition of non-controlling interest	5,018	—
Payment of loans	(28,416)	(79,898)
Purchase of treasury shares	(34,542)	—
Lease payments	(1,150)	(870)
Proceeds from SPAC merger,net	—	630,083
Net cash inflow (outflow) from financing activities	(58,613)	671,606
Increase (decrease) in cash and cash equivalents	(227,326)	488,641
Cash and cash equivalents at the beginning of the year	338,020	52,149
Cash and cash equivalents at the end of the year	111,434	532,416
Effect of exchange rate changes	740	(8,374)
Increase (decrease) in cash and cash equivalents	(227,326)	488,641

Semantix, Inc.
Unaudited Consolidated Statement of Financial Position
(in BRL thousands)

	September 30, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	111,434	338,020
Trade receivables and other, net	128,876	139,546
Tax receivables	11,968	11,317
Prepaid expenses and other assets	24,411	35,060
PP&E, Intangible and right of use asset	166,745	156,110
Deferred tax asset	20,105	22,488
Total current assets	270,702	519,169
Total non-current assets	192,837	183,372
Total assets	463,539	702,541

LIABILITIES
Loans and borrowings	54,803	78,671
Trade and other payables	48,782	107,695
Lease liabilities and other liabilities	56,490	64,676
Taxes payable	11,916	14,733
Derivatives financial instruments	8,547	6,412
Deferred income tax	6,517	8,929
Total current liabilities	100,926	181,390
Total non-current liabilities	86,129	99,726
Total liabilities	187,055	281,116

EQUITY
Share capital	425	425
Additional paid-in capital	872,771	872,771
Capital reserves	19,393	20,300
Other comprehensive income	(7,209)	(6,840)
Treasury shares	(31,904)	(508)
Accumulated loss	(580,267)	(468,869)
Non-controlling interests	3,275	4,146
Total equity	276,484	421,425
Total equity + liabilities	463,539	702,541

Semantix Inc.
GAAP to Non-GAAP Adjusted EBITDA, Adjusted EBITDA Margin Reconciliations and Net Cash (Debt)
(in BRL thousand)

	Three Months Ended, Sep 30		Nine Months Ended, Sep 30
	2023	2022	2023	2022
Loss for the period	(28,411)	(199,520)	(112,269)	(285,670)
(+/-) Net interest income (expenses)	1,661	2,456	(8,815)	14,193
(+/-) Income tax	(358)	(4,097)	(112)	(7,674)
(+) Depreciation and amortization	7,591	4,943	23,755	12,420
EBITDA	(19,516)	(196,218)	(97,441)	(266,731)
(+) Share based plan expenses (1)	26	1,098	2,200	4,005
(+) Transaction expenses (2)	—	(8,224)	—	23,183
(+) Listing expenses (3)	—	213,569	—	213,569
(+) D&O Expenses (4)	2,300	2	11,302	2
(+/-) Fair Value of Derivative Financial Instruments (5)	(3,351)	(16,883)	1,728	(16,883)
(+) Earn-Outs (6)	3,474	500	7,026	500
Adjusted EBITDA	(17,067)	(6,156)	(75,186)	(42,355)
Net Revenue	40,041	80,638	127,723	166,180
Adjusted EBITDA Margin	(43)%	(8)%	(59)%	(25)%
(1)Consists of expenses related to share based compensation grants, including payroll expenses in the amounts of R$0.0 million and R$0.4 million in the three and nine-month periods ended September 30, 2023, respectively, and in the amounts of R$0.2 million and R$0.8 million in the three and nine-month periods ended September 30, 2022, respectively.
(2)Consists of concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with our business combination with a SPAC that are not expected to be ongoing.
(3)Consists of a one-time non-cash expense reflecting the accounting impact of the NASDAQ listing in accordance with IFRS 2.
(4)Consists of expenses related to D&O Insurance (directors’ and officers’ liability insurance).
(5)Consists of gains from fair value of Semantix Warrants.
(6)Consists of expenses related to earn-out payment to the former shareholders of Zetta and Elemeno.

	September 30, 2023	December 31, 2023
(+) Cash and cash equivalents	111,434	338,020
(-) Loans and borrowings	(54,803)	(78,671)
(=) Total Net Cash (Debt)	56,631	259,349

Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc